MY ORGANIC BABY INC.
Balance Sheets
As of April 30, 2007
(Expressed in Canadian dollars)

	April 30, 2007	January 31, 2007
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$49,470	$172,812
Accounts receivable	232,158	135,745
Inventories	211,673	7,495
Prepaid expenses and sundry assets	132,426	7,991
	625.727	324,042
Property, plant and equipment	22,267	-
	$647,994	$324,042
Liabilities and Shareholders’ Equity
Liabilities
Current
Accounts payable and accrued liabilities	599,745	326,905
Advances to related company	-	8,400
	599,745	335,305
Shareholders’ equity:
Share capital	100	100
Retained earnings	48,149	(11,363)
	48,249	(11,263)

	$647,994	$324,042

Approved on behalf of the Board:

_____________________________________	Director

_____________________________________	Director

The accompanying Financial Statements for the three months ended April 30, 2007 have not been reviewed or audited by the Company’s Auditor

MY ORGANIC BABY INC.
Statement of Income and Retained Earnings
(Unaudited)
(Expressed in Canadian dollars)

	Unaudited	Unaudited
	For the 3 months ended	For the 3 months ended

	April 30	April 30,
	2007	2006
	$	$
Sales	943,526	320,774

Cost of sales	790,806	371,916

Gross profit (loss)	152,720	(51,142)

Advertising and promotion	1,865	37,978
Management consulting fees	10,729	-
Commission	23,972	652
Professional fees	4,636	-
Office and general	5,400	354
Travel	23,325	11,837
Interest and bank charges	2,281	-
	72,208	50,821

Income (loss) before Income taxes	80,512	101,963

Income taxes	21,000	-

Net Income (loss)	59,512	101,963

MY ORGANIC BABY INC.

Statement of Cash Flows
For the three months ended April 30, 2007

	For the 3 months	For the 3 months
	ended April 30,	ended April 30,
	2007	2006

Cash flows from (used in):

Operating activities
Net (loss) income	$59,512	(101,963)
Change in non-cash working capital items
Accounts receivable	(96,414)	(198,046)
Inventory	(204,178)	-
Prepaid expenses and sundry assets	(124,435)	-
Accounts payable and accrued liabilities	272,840	137,244

	(92,675)	(162,765)

Financing activities
Advances (repayment) to related company	(8,400)	113,745
Increase in bank indebtedness	-	175,000
	(8,400)	288,745

Investing activities
Purchase of property plant and equipment	(22,267)	-
	(22,267)	-

Increase (decrease) in cash, and cash equivalents	(123,342)	125,980

Cash and cash equivalents – Beginning of period	172,812	-

Cash and cash equivalents – End of period	49,470	125,980

5

MY ORGANIC BABY INC.

Notes to Financial Statements
For three months ended April 30, 2007

1.	General

The Company was incorporated on February 1, 2006 under the Ontario Business Corporations Act. The principal business activity includes the sale of organic products to major Ontario wholesalers.

2.	Significant accounting policies

The following is a summary of the Company's significant accounting policies:

	(a)	Revenue recognition

Revenue is recognized at the time the product is received by the customer and title passes, persuasive evidence of a sales arrangement exists, collection is reasonably assured and the price is fixed or determinable. The Company deducts from gross sales all payments to customers related to product re-purchases, pricing discounts and returns and allowances.

	(b)	Inventory

Inventory, consisting of production supplies, is valued at the lower of cost and net realizable value. Cost is determined using the average method.

	(c)	Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

	(d)	Foreign exchange

Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at year end exchange rates. Other assets and liabilities are translated at rates in effect at the date the assets were acquired and liabilities incurred. Revenue and expenses are translated at the rates of exchange in effect at their transaction dates. The resulting gains or losses are included in operations.

MY ORGANIC BABY INC.

Notes to Financial Statements
From incorporation on February 1, 2006 to January 31, 2007

2.	Significant accounting policies (continued)

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3.	Advances from related company and related party transactions

The advance from the company, related by virtue of common ownership, is secured, non-interest bearing and has no fixed terms of repayment.

During the period the Company incurred management fees of approximately $10,729 which were earned by parties related to the shareholders of the Company. Additionally, the Company was provided with the use of office space, equipment and administrative staff, by a company related by virtue of common control, at no cost.

These transactions were undertaken in the normal course of operations and have been recorded at their exchange amounts.

4.	Share capital

Authorized:

Unlimited number of Class A non-voting shares Unlimited number of common shares

Issued:
35 Class A shares	$35
65 common shares	65

$100

MY ORGANIC BABY INC.

Notes to Financial Statements
From incorporation on February 1, 2006 to January 31, 2007

5.	Economic dependence

The Company generated approximately 95% of its revenue from two customers.

6.	Financial instruments

The Company is exposed to the following risks in respect of certain of the financial instruments held:

(a) Credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. Concentrations of credit risk with respect to these receivables are limited as the Company conducts regular assessments of credit issues. As at January 31, 2007 one customer accounted for approximately 80% of accounts receivable. The Company believes that there is no unusual exposure associated with the collection of these receivables.

(b) Fair value

The carrying values of the cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these financial instruments. The estimated fair value of the advances from related company could not be determined as there is no comparable market data.

(c) Currency risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company is exposed to exchange rate fluctuation through purchases denominated in United States currency. The Company utilizes forward exchange contracts to reduce its exposure to currency risk. At January 31, 2007 the Company held no open forward exchange contracts.